[redacted]

SEC 08032708 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 67303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Mail Processing Section
SEP 17 2008
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephen Perry & Associates, Inc. dba JCP Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Avenue, Suite 600
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Perry FINOP (949)
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SEC Mail Processing Section
SEP 17 2008
Washington, DC
101

PROCESSED
SEP 24 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Perry and Associates, Inc., dba JCP Securities, as of June 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 8th day of September, 2008 by Stephen R Perry ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared

Surbhi Lohia
Notary Public

Signature

Managing Director
Title

SURBHI LOHIA
Comm. # 1587321
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 14, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen Perry & Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Stephen Perry & Associates, Inc.:

We have audited the accompanying statement of financial condition of Stephen Perry & Associates, Inc. (the Company) as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Subsequent to the issuance of the company's June 30, 2008, financial statements and our report dated August 19, 2008, we became aware that an incorrect disclose had been used. In our original report we expressed an unqualified opinion on the June 30, 2008, financial statements, and our opinion on the revised statements, as expressed herein, remain unqualified.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Perry & Associates, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2008

Date of original report, except as to the second paragraph above and Schedules II and III, which are as of September 5, 2008.

We Focus & CareSM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Stephen Perry & Associates, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash & cash equivalents	$	53,524
Deferred tax asset		3,279
Total assets	$	56,803

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable & accrued expenses	$	4,100
Total liabilities		4,100
Stockholder's equity		
Common stock		2,500
Additional paid-in capital		65,166
Accumulated deficit		(14,963)
Total stockholder's equity		52,703
Total liabilities and stockholder's equity	$	56,803

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Income
For the year ended June 30, 2008

Revenues	
Consulting income	$ 16,500
Interest & dividend income	1,010
Other income	35,000
Total revenues	52,510
Expenses	
Management fees	9,900
Occupancy	2,240
Other operating expenses	23,995
Total expenses	36,135
Net income (loss) before income tax provision	16,375
Income tax provision	5,371
Net income (loss)	$ 11,004

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2007	$ 2,500	$ 51,716	$ (25,967)	$ 28,249
Capital contribution	–	13,450	–	13,450
Net income (loss)	–	–	11,004	11,004
Balance at June 30, 2008	$ 2,500	$ 65,166	$ (14,963)	$ 52,703

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Cash Flows
For the year ended June 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ 11,004
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Deferred income tax asset	$ 4,571	
(Decrease) increase in:		
Accounts payable	4,100	
Total adjustments		8,671
Net cash and cash equivalents provided by (used in) operating activities		19,675
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from issuance of additional paid-in capital	13,450	
Net cash and cash equivalents provided by (used in) financing activities		13,450
Net increase (decrease) in cash and cash equivalents		33,125
Cash and cash equivalents at beginning of year		20,399
Cash and cash equivalents at end of year		$ 53,524
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Stephen Perry & Associates, Inc. (the "Company") was incorporated in the state of California on March 11, 2005. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934, and is a registered investment advisor with the State of California. The Company operates under the doing business as (d.b.a.) name JCP Securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities.

The Company has been pursuing the establishment of business relationships with a number of institutional investors. Such relationships, by their very nature, take time and effort to establish and maintain. Management believes that the time spent in the pursuit of these relationships will soon be rewarded by the production of revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: OTHER INCOME

During the year ended June 30, 2008, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Income.

Note 3: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 2,240

Note 4: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 800	$ 1,812	$ 2,612
Federal tax expense (benefit)	–	2,759	2,759
Total income tax expense (benefit)	$ 800	$ 4,571	$ 5,371

The Company has available at June 30, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $3,279 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 14,142	2027
$ 14,142	

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture and equipment with an affiliated company in which management has an ownership interest. The companies have an expense sharing agreement, whereby the affiliated company pays certain operating expenses and various equipment costs that benefit the Company. Due to the low activity of the Company, had the Company reimbursed all of its proportional share of expenses to the affiliated company, the difference in the results from operations would be immaterial. The Company is also not liable to this affiliate for any expenses incurred on its behalf. For the year ended June 30, 2008, the Company paid $9,000 in management fees.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital of $48,408, which was $43,408 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,100) to net capital was 0.08:1 which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a difference of $1,016 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 49,424
Adjustments:		
Accumulated deficit	$ (1,191)	
Non-allowable assets	1,191	
Haircuts & undue concentration	(1,016)	
Total adjustments		(1,016)
Net capital per audited statements		$ 48,408

Stephen Perry & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital

Stockholder's equity		
Common stock	$ 2,500	
Additional paid-in capital	65,166	
Accumulated deficit	(14,963)	
Total stockholder's equity		$ 52,703
Less: Non allowable assets		
Deferred income tax asset	(3,279)	
Total adjustments		(3,279)
Net capital before haircuts		49,424
Less: Haircuts and undue concentration	(1,016)	
		(1,016)
Net capital		48,408
Computation of net capital requirements		
Minimum net capital requirements		
6 2 /3 percent of net aggregate indebtedness	$ 273	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess (deficient) net capital		$ 43,408
Percentage of aggregate indebtedness to net capital	0.08:1	

There was a $1,016 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Note 8.

See independent auditor's report.

Stephen Perry & Associates, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirements is not applicable to Stephen Perry & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Stephen Perry & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

Board of Directors
Stephen Perry & Associates, Inc.:

In planning and performing our audit of the financial statements of Stephen Perry & Associates, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard + Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 19, 2008

END